BP AMOCO AND ARCO RE-START MOVES TO CLOSE COMBINATION

BP Amoco and Atlantic Richfield Co (ARCO) said today they intend to take the next formal step towards closing the combination of the two companies. They accordingly propose to re-start the required 20-day notice, suspended on November 2, 1999, to the US Federal Trade Commission (FTC).

The FTC has to date expressed concerns about the combination - concerns which are not shared by the companies.

Whilst the companies firmly believe the combination would enlarge rather than adversely affect competition, they have offered, but failed to get FTC acceptance for, a range of measures designed to meet the FTC's expressed concerns.

The companies accept that re-triggering the notice could prompt the FTC to seek resolution of the issues through litigation. The companies however remain ready to pursue a constructive solution and a meeting has been arranged with the FTC tomorrow (Friday, January 14, 2000) to discuss next steps.

Notes to Editors:

o BP Amoco and ARCO's proposed $26.8 billion combination was announced on April 1, 1999, with synergies and cost-savings estimated at $1 billion a year

o        Currently, BP Amoco neither refines nor markets on the US West Coast

o Alaska North Slope (ANS) crude is part of the world crude market, as shown by the fact that its prices closely correlate with the prices of other major crudes with which it competes in the global crude market

o In December 1999, BP Amoco secured Alaskan agreement for the deal after agreeing a package of measures with Governor Tony Knowles which included divestments of 175,000 barrels a day of Alaskan production and 620,000 acres of state and federal explorations lands, along with the sale of a matching stake in the Trans-Alaska pipeline and the sale or transfer of Jones Act ships to buyers of production - actions facilitating the entry of one or more major new operators in the state

o Total ANS output from all Alaskan producers, amounting to over one million barrels a day, meets some 40 per cent of US West Coast refiners' needs, with the balance supplied from Californian production and imports

o The companies have also made a number of additional offers to meet the FTC's concerns, including the proposed allocation of a further 210,000 barrels a day to third-party buyers under long-term contracts



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o        Net of oil  royalties to Alaska,  BP Amoco and ARCO between them supply some 700,000 barrels a day of ANS. Including the royalty volumes sold on behalf of the state, but after the disposal of 175,000 barrels a day agreed with Alaska and the proposed allocation of a further 210,000 barrels a day to third-party buyers under long-term contracts, the oil available to the combined company would fall to some 400,000 barrels a day, just sufficient to meet the daily ANS requirement for ARCO's US West Coast refineries

o In December the company met the concerns of the Governor of California with an assurance that BP Amoco would maintain ARCO's high-volume, low-price marketing strategy and a pledge to eliminate MTBE as an additive to the gasoline produced at ARCO's Californian refinery, a year earlier than mandated.